Exhibit 99.1

Number of Shares and Voting Rights of Innate Pharma as of April 1, 2023

MARSEILLE, France--(BUSINESS WIRE)--April 18, 2023--Pursuant to the article L. 233-8 II of the French “Code de Commerce” and the article 223-16 of the French stock-market authorities (Autorité des Marchés Financiers, or “AMF”) General Regulation, Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) releases its total number of shares outstanding as well as its voting rights as at April 1, 2023:

Total number of shares outstanding:	80,222,007 ordinary shares
6,514 Preferred Shares 2016
7,581 Preferred Shares 2017
Total number of theoretical voting rights (1):	80,979,847
Total number of exercisable voting rights (2):	80,961,272

(1) The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached, including shares whose voting rights have been suspended. The total number of theoretical voting rights includes voting rights attached to AGAP 2016, i.e. 130 voting rights for the AGAP 2016-1 and 111 voting rights for the AGAP 2016-2. No voting rights attached to AGAP 2017.

(2) The total number of exercisable voting rights (or “net” voting rights) is calculated without taking into account the shares held in treasury by the Company, with suspended voting rights. It is released so as to ensure that the market is adequately informed, in accordance with the recommendation made by the AMF on July 17, 2007.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu